Banco Santander Chile

4Q19 & 12M19 Results



January 29, 2020

Santander

Important information

Banco Santander Chile caution that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2018 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. All figures presented are in nominal terms. Historical figures are not adjusted by inflation. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Agenda

Macro-economic environment

Strategy update

Results

Outlook

Santander

Macroeconomic environment

GDP growth in 2020 driven by export sector

GDP

YoY real growth, %


4.0
2.5
1.5
1.1
1.0
2017
2018
2019 (e)
2020(e)
2021(e)

Investment / Export growth

YoY real growth of fixed capital formation and contribution of exports to GDP, %


4.7
5.0
3.1
3.0
2.1
3.3
-2.7
-1.1
-1.6
-4.0
2017
2018
2019 (e)
2020 (e)
2021 (e)
Investments
Exports

Inflation

Annual change in UF inflation, %


1.7
2.9
2.7
2.7
3.0
2017
2018
2019
2020 (e)
2021 (e)

Central Bank ST Reference Rate

%


2.50
2.75
1.75
1.75
1.75
2017
2018
2019
2020 (e)
2021 (e)

Santander

Source: Banco Central de Chile and estimates Santander Chile

Macroeconomic environment

Road map to a constitutional change


Political agreement
Law to launch constitutional change
Current constitution remains
Not approved
Referendum
Approved
October 25, 2020
Constitutional convention or Mixed convention
April 26, 2020
New constitutional text
March 2022
Exit referendum
NO
YES
New constitution

General reforms that could affect us

Pension reform

- Increase pension contribution from 10% to 16%, charged to the employer
- Increase competitiveness for pension funds
- Implementation will take 12 years

Tax modernization

- Reform for total reintegration eliminated
- Increase of property taxes, and new tax bracket for the wealthy
- Pro-SME initiatives and simplified accounting for individuals with companies

Seeks to collect an additional US$2.2 billion in taxes

Labor reform & minimum wage

- Reduce working week from 45 to 41 hours
- Increase flexibility
- Current minimum wage is Ch$301,000 monthly (~US$4,600 yearly).
- In March 2020 a new level will be debated

Banking reforms that could affect us

Credit line payment

- Credit lines are now automatically paid off with the positive balance in the checking account

In force as of Jan. 1, 2020

Fraud compensation

- Limit the responsibility of clients in case of loss, theft or fraud of debit and credit cards
- Banks will be liable for all frauds that affect users
- In the case the Bank believes the user committed fraud, the Bank must go to court of law to prove this

Capital requirements

- CMF has already published for consultation systemic banks, operational risk-weighted assets, regulatory capital, and credit risk-weighted assets

Implementation will begin Dec. 1, 2020 and should be fully implemented by 2024.

Consolidated debt

- Create a consolidated positive credit bureau
- Reduce over indebtedness
- Improve credit conditions

Currently banks can only see information within banking system

Portability

- Decrease paperwork and costs
- Increase competition in the finance industry

Agenda

Macro-economic environment

Strategy update

Results

Outlook

2019 was a landmark year in innovations

Challenge	Approach	Progress
Offer transactional products with access to digital economy	superdigital	More than 18,000 clients. First launch 1H20
Increase SME access to banks and to digital economy	getnet  Acquiring	Agreement with Evertec. First operation performed in 12/19. Operations to start in 1H20
Enter the car loan market, creating synergies with other bank products	Santander Consumer Finance	Transaction complete. Acquired in Nov. 2019
Reactivate loan growth within mass segment	life	Over 136,800 customers, including 58,000 Cuenta Life clients
Continue expanding cross-selling with our clients with better products	klare	Approval received for the first digital open platform for selling insurance. Launching soon in 1H20.
Offer a differentiated and specialized service to gain their loyalty	Wealth management 	New private banking model to be launched in 1H20.

WORK CAFE

We have announced an investment plan of US$380 million for the period of 2019-2021 in technology, branch upgrading and new products and services.

Strategy update

Advancing with our acquiring business and new online insurance platform, Klare

getnet


PAGA
AQUÍ
getnet
getnet

- Acquiring:
  - Will use brand name Getnet
  - Dec. 27, 2019: First transaction made with our POS.
- Moving to interchange fee / 4 part model:
  - 1Q20: all issuers must adopt the 4-part payment system where transactions are priced through the brand (Visa, Mastercard, Amex) rather than the acquirer and issuer.
  - 20% of cards in the market already use this new transaction model.

- Subsidiary created in 4Q19
- Open insurance market
- Digital distribution model
- Alliance with Zurich and other insurance companies
- Open and flexible platform
- Recommended offer in just four steps
- 100% customized offer by customer (amount, coverage, other assistance)

klare

The first 100% digital insurance broker in Chile

Strategy update

Strong increase in new clients

Quarterly gross new accounts[1]



+66%
70,277
33,230
42,312
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19

During 4Q19 we opened 66% more accounts than in 4Q18 despite social unrest, reflecting the strength of our brand and digital channels

22%

Total market share of checking accounts[2]

26%

Total market share of new checking account openings[2]

Net increase in current accounts 10M19[2]



New current accounts
Market share
26.0%
79.3
14.0%
42.5
14.8%
45.0
9.2%
28.0
6.0%
18.2
16.3%
49.8
10.2%
31.1
BancoEstado
Banco Falabella
Itaú

Santander

1. Includes checking accounts, Life, and Superdigital 2. Market share with information published by the CMF as of Oct. 2019, latest available information

Increasing client loyalty and digital clients

LOYAL HIGH INCOME INDIVIDUALS[1]


+6.9%
147,187
157,284
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19

LOYAL SME & MIDDLE MARKET CLIENTS[1]


+5.3%
57,626
60,678
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19

DIGITAL CLIENTS[2]


+13.2%
1,074,552
1,216,360
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19

Santander

1. Clients with >4 plus min usage and profitability standards. 2. Clients who access their web account using a passcode

Closing the gap towards Top 1

Net Promoter Score (NPS)


TOP
2
40
2018
2019
Competitor 1
Santander
Competitor 2
Competitor 3
Competitor 4
Competitor 5

Net Global Satisfaction


TOP
2
55
2018
2019
Competitor 1
Santander
Competitor 2
Competitor 3
Competitor 4
Competitor 5

Santander

Source: Study by Activa for Santander with a scope of 60,000 surveys to our own clients and over 1,200 surveys to each competitor's clients in the six month period. Measures the Net Global Satisfaction and Net Promoter Score in three main aspects: service quality, product quality, and brand image. % of clients that value with grade 6 and 7 subtracted by clients that value with grade 1 through 4. Audited by an external provider.

Santander is a leader in ESG

Our mission

To be the best bank, **acting responsibly** and gaining the confidence and fidelity of our employees, clients, shareholders and the society

Under Retail and Specialized Banks:

#8

out of 270 in the world

#4

out of 100 in emerging markets

vigeoeiris


38
100
58
100

Limited
2017

Robust
2019

Overall Score Ranking


58
34
32
Santander Chile
Other Chilean peers
Other Latam peers

Santander

Strategy update

Clients can now compensate their carbon footprint

We are the first bank in the country to give clients the opportunity to compensate their carbon footprint

The carbon footprint is calculated using an international index which is then adjusted to the local context. The process is audited by KPMG.





Clients can compensate their carbon footprint through either:

Certified Carbon Credits
Supports the development of renewable energy, conservation, reforestation

Chilean environmental projects
Contributes to non-profit organization who seek to conserve protected ecosystems in Chile.



Tu Huella de Carbono en diciembre fue:
723 Kg de CO2e
Equivalente a $3.615 pesos
¿Cómo se compone tu Huella de Carbono?
Según las compras realizadas con tus Tarjetas Santander en las siguientes categorías:
Servicios y Salud 14 $261.631
Supermercado y Alimentación 17 $69.460
Shopping 75 $390.928
Total mes diciembre 723Kg CO2e
Entretenimiento y Viajes 362 $286.135
Transporte y Combustible 255 $79.298
Los valores expresados en rojo corresponden a Kg. CO2e.
Valor en pesos representan tu gasto en las categorías respectivas.
Puedes compensar el total de tu Huella o el monto que elijas:
$3.615
$10.000
$5.000
$2.000
Compensa aquí

This initiative was launched at the end of November 2019.

During the month of December:
312 tons of CO2 were compensated through the purchase of carbon credits
Contribution to Fundación Llampangui for a project in Parque El Durazno in Coquimbo, Chile.

Strategy update

Strengthening our SPF culture throughout the company

Best in Corporate Governance

We were awarded with being within the **Top 3** of the country in terms of corporate governance standards for **second year in a row**

347

Responded the survey, including board members, market analysts and rating agencies

Top 3 in Great Place to Work

We were recognized as being one of the best places to work in the country in the category of institutions of over 1,000 employees

Ranking GPTW


#12
#5
#3
2018
2019
2020

Bank of the Year 2019

We were awarded Bank of Year in Chile, as well as Spain, Portugal, Argentina, Occidental Europe and America. The renowned magazine highlighted our improvement in client experience throughout the years through the development of new digital services and our operational efficiency

Agenda

- Macro-economic environment
- Strategy update
- Results
- Outlook

Results

Recurring ROAE of 17.7% for December 2019

Net income to shareholders

Ch$bn


-6.7%
591,902
552,093
12M18
12M19

ROAE[1]

%


19.2%
16.7%
12M18
12M19

ROAE 2019 adjusted for extraordinary provisions = 17.7%

Santander

1. Net income attributable to shareholders for the year annualized divided by the average equity attributable to shareholders.

Positive evolution of funding mix

Total Deposits


Ch$bn
+7.7%
+2.7%
21,809
21,462
22,032
22,868
23,490
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19

Ch$ bn	12M19	YoY	QoQ
Demand	10,297	17.8%	8.8%
Time	13,193	1.0%	(1.6%)
Total Deposits	**23,490**	**7.7%**	**2.7%**
Mutual funds[1]	6,524	17.0%	(2.4%)
Adjusted Loans to deposits[2]	95.1%		
LCR[3]	**143%**		
NSFR[4]	**108%**		

CLP Time Deposit Cost Evolution[5]


3.13%
2.86%
2.75%
2.50%
2.61%
2.40%
2.29%
1.75%
Dec-17
Feb-18
Apr-18
Jun-18
Aug-18
Oct-18
Dec-18
Feb-19
Apr-19
Jun-19
Aug-19
Oct-19
Dec-19
Santander
Chile
BCI
Central Bank Rate

Demand deposits by segment

Ch$ bn	12M19	YoY	QoQ
Individuals	3,650	8.5%	0.5%
SMEs	1,698	15.3%	0.5%
Retail	**5,348**	**10.7%**	**0.5%**
Middle Market	**2,991**	**14.4%**	**2.7%**
Corporate (SCIB)	**1,959**	**55.0%**	**13.0%**
Total[6]	**10,297**	**17.8%**	**8.8%**

Santander

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management, a subsidiary of SAM Investment Holdings Limited. 2. (Net Loans – portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). 3. LCR: *Liquidity Coverage Ratio* under new SBIF rules. 4. NSFR: *Net Stable Funding Ratio* according to internal methodology. This is not the Chilean model 5. Source: CMF. Quarterly Calculation is based on time deposit in CLP average and interest paid on time deposits in pesos. November rate considers the last 3 months 6. Includes non-segmented deposits

Loan growth driven by Retail banking

Total Loans


Ch$bn
+8.1%
+2.6%
30,282
30,600
31,095
31,905
32,732
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19

Ch$ bn	12M19	YoY	QoQ
Individuals[1]	18,834	11.3%	5.1%
Consumer	5,539	13.6%	9.4%
Mortgages	11,263	11.0%	3.3%
SMEs	4,085	5.7%	1.1%
Retail	**22,919**	**10.3%**	**4.3%**
Middle Market	**8,093**	**5.2%**	**1.1%**
Corporate (SCIB)	**1,672**	**(0.6%)**	**(5.9%)**
Total[2]	**32,732**	**8.1%**	**2.6%**

2020: Loan growth forecast ~5%

Santander

1. Includes other commercial loans to individuals. 2. Includes other non-segmented loans and interbank loans

Higher inflation and lower cost of funds leads to solid margins in 4Q19

NIM[1] & Inflation


4.4%
3.9%
4.4%
4.0%
4.2%
2.75%
3.00%
2.50%
2.00%
1.75%
0.8%
0.0%
1.2%
0.5%
0.9%
4Q18
1Q19
2Q19
3Q19
4Q19
NIM (1)
MPR (2)
UF

Net Interest Income

Ch$ bn	12M19	YoY	QoQ
Net interest income	**1,417**	**0.2%**	**8.0%**
Average interest-earning assets	34,382	8.0%	3.8%
Average loans	31,392	7.7%	4.7%
Interest earning asset yield[3]	6.8%	-30bp	+53bp
Cost of funds[4]	2.68%	-4bp	+32bp
NIM YTD	**4.1%**	**-32bp**	

Stable NIM outlook for 2020

1. Annualized Net interest income divided by average interest earning assets. 2. MPR: Monetary Policy Rate. 3.Annualized gross interest income divided by average interest earning assets. 4. Annualized interest expense divided by sum of average interest bearing liabilities and demand deposits. Averages calculated using monthly figures.

Results

Rising inflation and greater slope of yield curve to support margins

10Y Nominal Central Bank Notes Rate, Monetary Policy Rate[1] and 12M UF inflation



%
Negative slope in LT rates fell faster than ST rates. This incentivized refinancing of mortgages
Now slope of LT rate is increasing, as the Monetary Policy Rate has decreased
4.25
4.03
3.89
3.42
2.51
3.00
2.50
2.00
1.75
2.8%
2.9%
2.4%
2.2%
2.3%
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
CHBCP10Y
MPR
12M UF Inflation

Santander

1. Source: Bloomberg

Results

Slight deterioration of asset quality in the quarter

Total loans



% of loans
129%
126%
130%
135%
6.5%
5.9%
5.8%
5.9%
2.3%
2.1%
2.0%
2.1%
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
NPL
Impaired loans
Coverage ratio

Commercial loans



% of loans
126%
115%
128%
128%
7.3%
6.8%
6.7%
7.0%
2.6%
2.7%
2.4%
2.5%
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
NPL
Impaired loans
Coverage ratio

Consumer loans



% of loans
275%
294%
320%
360%
7.2%
5.6%
5.2%
5.1%
2.3%
1.8%
1.6%
1.6%
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
NPL
Impaired loans
Coverage ratio

Mortgage loans



% of loans
42.7%
48.0%
38.1%
5.1%
4.7%
4.8%
4.7%
1.8%
1.3%
1.5%
1.6%
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
NPL
Impaired loans
Coverage ratio

Santander

1. 90 days or more NPLs. 2.Impaired NPLs + restructured loans 3. Loan loss reserves over NPLs. Includes the additional provisions for Consumer recognized in 3Q18 for Ch$ 20,000 million; provisions for the new standardized model for commercial loans analyzed on a group basis for Ch$ 31,000 million in 3Q19; additional provisions for Consumer recognized in 4Q19 for Ch$16,000 million.

Higher provisions in order to bolster coverage

Cost of credit[1]


%
1.0%
1.0%
1.0%
1.5%
1.9%
1.1%
1.7%
4Q18
1Q19
2Q19
3Q19
4Q19
Cost of credit
Adjusted cost of credit2

Provision for loan losses

Ch$ bn	12M19	YoY	QoQ
Gross provisions & charge-offs	(503,161)	21.7%	23.4%
Loan loss recoveries	82,714	(6.5%)	(17.2%)
Provision for loan losses	(420,447)	29.3%	31.2%
Cost of credit (YTD)[1]	1.34%	22bp	
Adjusted cost of credit(YTD)[2]	1.19%	+14bp	

2020: Cost of Risk stable at 1.3%-1.4%

Santander

1. Provision expense annualized divided by average loans 2. Cost of credit adjusted for additional provisions of provisions due to change in local SME model for Ch$31 billion in 3Q19 and Ch$16 billion in additional provisions for consumer in 4Q19.

Non-NII: Strong fee income in the quarter

Non-interest income (fee + financial trxs)


Ch$bn
27.1%
-3.9%
103.2
109.5
117.0
136.4
131.1
35.8
38.8
49.0
64.7
54.4
67.4
70.7
68.0
71.7
76.7
4Q18
1Q19
2Q19
3Q19
4Q19
Net fee income
Financial trx

Total Non-NII increases 24.8% in 2019

Fee income

Ch$ bn	12M19	YoY	QoQ
Retail	230.6	4.6%	4.4%
Middle Market	38.7	5.4%	14.4%
Corporate	29.1	(17.0%)	27.8%
Subtotal	**298.4**	**2.1%**	**7.7%**
Others	(11.4)	--%	40.7%
Total Fees	**287.1**	**(1.3%)**	**6.9%**

Financial transactions, net

Ch$ bn	12M19	YoY	QoQ
Client	139.1	44.1%	(7.1%)
Non Client	67.9	--%	(28.1%)
Total Financial trx	**207.0**	**97.0%**	**(15.9%)**

Santander

Increasing productivity and improving the branch layout

Points of sale


-0.8%
380
377
12M18
12M19
Work Café
53
Traditional
324


Santander
WORK
CAFE

Volume per branch[1]


8.8%
137,082
149,130
12M18
12M19

Employees


-0.9%
11,305
11,200
12M18
12M19

1. Volume per branch calculated as total loans divided by number of branches.

Investing to improve productivity and efficiency

Operating Expenses


Ch$bn
42.5%
191.6
189.1
189.1
40.0%
40.3%
39.3%
183.4
180.1
38.3%
4Q18
1Q19
2Q19
3Q19
4Q19
Expenses
Efficiency

Ch$ bn	12M19	YoY	QoQ
Personnel expenses	410.2	3.2%	0.8%
Administrative expenses	233.6	(4.7%)	(3.2%)
Depreciation	106.1	33.8%	3.3%
Operating expenses	**749.9**	**3.9%**	**(0.0%)**
Efficiency ratio	**40.0%**	**-1bp**	**-102bp**
Cost/Assets	**1.7%**	**-21.2bp**	**-18bp**

2020: Efficiency ratio ~40%

Santander

1. Operating expenses excluding Impairment and Other operating expenses 2. Efficiency ratio: Oper. Expense excluding impairment / Net interest income + fee income + financial transactions, and Other operating income, net

Solid capital ratios

Core capital


10.6%
10.1%
12M18
12M19

BIS ratio


13.4%
12.9%
12M18
12M19

RWA model for credit risk recently published

Agenda

Macro-economic environment

Strategy update

Results

Outlook

Outlook

Outlook for 2020

- ✓ 2020 economic growth lowered due to fall in investment rate. Export growth and greater fiscal spending to push growth
- ✓ We will continue with ambitious investment plan focusing on technology and new businesses
- ✓ Estimated loan growth of 5% in 2020 with higher growth in retail loans
- ✓ NIMs stable at 4.1% for 2020, depending on inflation and potential regulatory changes
- ✓ Greater client loyalty should drive non-interest income
- ✓ Cost of credit of 1.3%-1.4% in 2020 (1.3% all-in in 2019).
- ✓ Efficiency ratio ~40% led by improved productivity through digitalization
- ✓ Effective tax rate of ~21%

ROAE* of ~17% in 2020 (16.7% in 2019)